Exhibit 99.1

Baidu Announces Proposed Spin-off and Separate Listing of Kunlunxin

BEIJING, Jan. 1, 2026 /PRNewswire/ — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its proposed spinoff and separate listing of the H shares of Kunlunxin (Beijing) Technology Co., Ltd. (“Kunlunxin”), a non-wholly owned subsidiary of the Company, on the Main Board of the Hong Kong Stock Exchange (the “Proposed Spin-off”). The Proposed Spin-off aims to independently showcase Kunlunxin’s value, attract investors focused on the AI chip sector, and leverage its standalone listing to enhance its market profile, broaden financing channels, and better align management accountability with performance. This also supports the effort to unlock the value of Baidu’s AI-powered businesses.

A listing application form has been submitted to the Hong Kong Stock Exchange (the “HKEX”) on a confidential basis to apply for the listing of, and permission to deal in, the H shares of Kunlunxin on the HKEX. Following completion of the Proposed Spin-off, it is expected that Kunlunxin will remain as a subsidiary of the Company.

Details of the Proposed Spin-off have not yet been finalized. The Proposed Spin-off is subject to, among others, the obtaining of approvals from the HKEX, the completion of the filing with the China Securities Regulatory Commission, and the final decisions of the Company and Kunlunxin. There is no assurance that the Proposed Spin-off will take place or when it may take place.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date of the announcement, and Baidu undertakes no duty to update such information, except as required under applicable law.

SOURCE Baidu, Inc.

Investors Relations, Baidu, Inc., Tel: +86-10-5992-8888, Email: ir@baidu.com